Exhibit 99.1

DRAFT MINUTES OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF MYT NETHERLANDS

PARENT B.V. (the Company) held virtually on Thursday October 27, 2022 at 18.00 CET

Chairperson: Nora Aufreiter, Chairperson of the Supervisory Board of the Company Secretary: Jans van der Woude, Company Secretary of the Company

1.	Opening

The Chairperson opened the meeting at 18.00 CET and welcomed all present. The Chairperson informed the meeting that in view of the coronavirus pandemic and the health risks, the Company has chosen to hold this meeting fully virtually in accordance with the Dutch Temporary Act COVID-19 Justice and Safety and no visitors or shareholders were able to attend this meeting in person. The meeting was initiated from Aschheim, Germany.

On behalf of the Management Board Michael Kliger, CEO and Martin Beer, CFO attended the meeting. On behalf of the Supervisory Board Marjorie Lao, Cesare Ruggiero, Susan Saideman, Michaela Tod and Sascha Zahnd attended. Nic Hoes of KPMG Accountants N.V. also attended this AGM.

The Chairperson made a few formal announcements before proceeding with the meeting. She stated that in accordance with article 37 clause 1 of the articles of association of the Company, she would chair this meeting and that Jans van der Woude was appointed as Secretary of this meeting. She explained that this meeting was held in English.

The meeting was convened in accordance with the statutory and legal requirements by publishing the convening notice of meeting on the Company’s website on September 16, 2022 stating that a virtual general meeting would be held and therefore legally valid resolutions can be adopted. Shareholders had the possibility to submit questions up to October 25, 17.00 CET. No questions were received from shareholders.

Via proxy 79,242,631 ordinary shares were represented at the meeting and voting instructions had been received for all these shares. The total issued and outstanding nominal share capital excluding treasury stock was 84,881,158 ordinary shares. This meant that 93,36% of the share capital entitled to vote was represented at the meeting.

2.	Dutch statutory annual report for the financial year ended 30 June 2022 (FY 2022)

The Chairperson proceeded to the discussion of the Dutch statutory annual report for FY 2022. The performance of the Company during the financial year ending 30 June 2022 is described in more detail in the Dutch statutory annual report for FY 2022 which was made available on the Company’s website on September 16, 2022. There were no questions.

3.	Explanation of the dividend policy

The Chairperson moved on to the explanation of the divided policy of the Company set out on page 176 of the Dutch statutory annual report FY2022. The dividend policy of the Company is to retain all available funds current and future earnings to support operations and to finance the growth and development of the business. There were no questions.

4.	Adoption of the Dutch statutory annual accounts for FY 2022

The Chairperson continued with agenda item 4 which was the adoption of the Dutch statutory accounts for FY 2022. In accordance with the articles of association and in line with the Company's dividend policy, the Management Board, with the approval of the Supervisory Board, has resolved to add the results for the financial year that ended on 30 June 2022, being a loss of being a loss of € 7,973,000, to the retained earnings of the Company. There were no questions.

For the adoption of the Dutch statutory accounts for FY 2022, there were 3,061 abstentions, which are not calculated in the voting. There were 79,239,145 votes for and 425 votes against this proposal, which meant that the Dutch statutory accounts for the financial year that ended on 30 June 2022 were adopted.

5.	Discharge

5.1	Proposal to discharge the members of the Management Board from liability for their duties performed during FY 2022

Under item 5.1 it was proposed to discharge the members of the Management Board from liability for their duties performed during the financial year that ended on 30 June 2022 in accordance with Dutch law, on the basis of information provided to the General Meeting and other information publicly available when the resolution to discharge is adopted.

For the proposal to discharge the members of the Management Board from liability for their duties performed during FY 2022, there were 6,361 abstentions which are not calculated in the voting. There were 79,227,236 votes for and 9,034 votes were against this proposal. This meant that the proposal to discharge the members of the Management Board from liability for their duties performed during FY 2022 was adopted.

5.2	Proposal to discharge the members of the Supervisory Board from liability for their duties performed during FY 2022

Under item 5.2 it was proposed to discharge the members of the Supervisory Board from liability for their duties performed during the financial year that ended on 30 June 2022 in accordance with Dutch law, on the basis of information provided to the General Meeting and other information publicly available when the resolution to discharge is adopted.

For the proposal to discharge the members of the Supervisory Board from liability for their duties performed during FY 2022, there were 6,462 abstentions which are not calculated in the voting. There were 79,229,240 votes for and 8,929 votes against this proposal. This meant that the proposal to discharge the members of the Supervisory Board from liability for their duties performed during FY 2022 was adopted.

6.	Proposal to appoint KPMG Accountants N.V. as external auditor for the financial years up to and including 30 June 2024

The Chairperson continued with item 6 which was the proposal of the Supervisory Board to instruct KPMG Accountants N.V. to audit the Dutch statutory financial statements of the Company for the financial years up to and including the financial year ending on 30 June 2024. This proposal is based on a thorough evaluation of the functioning of the external auditor, as conducted by the Audit

Committee, and after giving due consideration to the observations of the Management Board that supports this proposal.

There were 3,040 abstentions, which are not calculated in the voting. There were 281 votes against and 79,239,310 votes were for, which meant that the proposal to appoint KPMG Accountants B.V. as external auditor for the financial years up to and including 30 June 2024 was adopted.

7.	Proposals to amend the Long-Term Incentives for certain members of the Supervisory Board

7.1	Proposal to amend the terms of the existing restricted share awards granted to certain members of the Supervisory Board to extend the vesting date to shortly after each annual general meeting

The Chairperson then turned to item 7.1. She explained that, in the past, shareholder's resolutions were passed to grant an annual award of restricted shares to four members of the Supervisory Board (being Sascha Zahnd, Susan Saideman, Marjorie Lao and Michaela Tod), with a vesting date of December 31, 2021. Later, a shareholder's resolution was passed to grant an annual award of restricted shares to two other members of the Supervisory Board (being Nora Aufreiter and Dennis Gies), with a vesting date of June 30, 2022. The respective shareholder’s resolutions state that “Each subsequent annual Equity Award will be granted to the Supervisory Director on the date of the regularly scheduled Supervisory Board meeting next following the date on which the prior year’s Equity Award vests and will vest on the first anniversary of the date of grant.”

In order to align the grant and vesting dates of restricted share awards for all Supervisory Board members, the Supervisory Board has recommended to amend the terms of the existing restricted share awards to extend the vesting date to shortly after the AGM for the relevant subsequent financial year. If approved by the general meeting, the existing restricted share award agreements will have to be amended with the grantee’s consent.

There were 1,054 abstentions, which are not calculated in the voting. There were 4,767 votes against and the 79,236,810 votes were for, which meant that the proposal to amend the terms of the existing restricted share awards granted to certain members of the Supervisory Board to extend the vesting date to shortly after each annual general meeting was adopted.

7.2	Proposal to introduce a post-vesting holding period for restricted shares and restricted share units for members of the Supervisory Board until six months after the end of their service as member of the Supervisory Board

The Chairperson explained that the Supervisory Board has proposed to create a post-vesting holding period for existing restricted share awards to members of the Supervisory Board until six (6) months after the end of their service as member of the Supervisory Board, with a discretionary authority for each supervisory director regarding 10% of vested shares. In order to achieve this, it is proposed that the general meeting approves the amendment of the terms of the existing restricted share awards to include the post-vesting holding period. If approved by the general meeting, the existing restricted share award agreements will have to be amended with the grantee’s consent.

There were 1,340 abstentions, which are not calculated in the voting. There were 3,481 votes against and 79,237,810 votes were for, which meant that the proposal to introduce a post-vesting holding period for restricted shares and restricted share units for members of the Supervisory Board until six months after the end of their service as member of the Supervisory Board was adopted.

7.3	Proposal to change the form of future restricted share awards to members of the Supervisory Board from restricted shares (RSAs) to restricted share units (RSUs)

The Chairperson went on to explain that the Supervisory Board has proposed to change the form of future restricted share awards to members of the Supervisory Board from restricted shares (RSAs) to restricted share units (RSUs) as defined in the MYT 2020 Omnibus Incentive Compensation Plan. To date equity awards that have been granted to supervisory directors are all awards of RSAs. Existing RSAs will not be modified. It is proposed that the general meeting approves changing the form of future restricted share awards to members of the Supervisory Board from RSAs to RSUs.

The Chairperson noted that there were 1,760 abstentions, which are not calculated in the voting. There were 5,024 votes against and 79,235,847 votes were for, which meant that the proposal to change the form of future restricted share awards to members of the Supervisory Board from RSAs to RSUs was adopted.

8.	Proposal to approve the amendment of the remuneration policy of the Company

The Chairperson proceeded to item 8. She noted that, in connection with the establishment of a separate Nominations, Governance and Sustainability Committee and the appointment of its members by the Supervisory Board, the Supervisory Board proposed to amend the remuneration policy of the Company to introduce a fixed annual remuneration fee of € 10,000 in cash to the Chair of the Nominations, Governance and Sustainability Committee. There will be no annual remuneration for the other members of the Nominations, Governance and Sustainability Committee. A copy of the proposed amended remuneration policy can be found on the Company’s website.

There were 5,756 abstentions, which are not calculated in the voting. There were 5,389 votes against and 79,231,486 votes were for, which meant that the proposal to approve the amendment of the remuneration policy of the Company was adopted.

9.	Proposal to approve the adoption of an Employee Share Purchase Program (ESPP)

The Chairperson explained that the Management Board has proposed to adopt an Employee Share Purchase Program (ESPP). The objective of the ESPP is to allow employees of the Company (or any of its subsidiaries) to participate in the growth of the Company and to promote long-term corporate engagement by offering eligible employees the opportunity to acquire American Depositary Shares representing shares in the capital of the Company (ADSs), at a discount, subject to the terms of the ESPP. The discount is fixed to one-third of the investment by the participant. The discount is implemented by increasing the number of shares with one-third (e.g. a participant receives four ADSs for the price of three ADSs). A copy of the full ESPP can be found on the Company’s website. The Supervisory Board has approved that the Management Board resolves to adopt the ESPP. It was proposed that the general meeting approves the adoption of the ESPP.

The Chairperson noted that there were 2,075,340 abstentions, which are not calculated in the voting. There were 4,824,369 votes against and 72,342,922 votes were for, which meant that proposal to approve the adoption of an Employee Share Purchase Program was adopted.

10.	Closing

As there were no further questions, the Chairperson thanked all for virtually attending and participating in the meeting and closed the meeting.